UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c),
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1)


                                SONIC SOLUTIONS
                                ---------------
                                (Name of Issuer)


                         Common Stock, $0.01 Par Value
                         -----------------------------
                         (Title of Class of Securities)


                                   835460106
                                   ---------
                                 (CUSIP Number)


                               December 31, 2004
                               -----------------
            (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

	[X]  Rule 13d-1(b)

	[x]  Rule 13d-1(c)

	[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 835460106                SCHEDULE 13G                 Page 2 of 7


1   Name of Reporting Person                       JMP Asset Management LLC

    IRS Identification No. of Above Person                       94-3342119

2   Check the Appropriate Box if a member of a Group                (a) [ ]

                                                                    (b) [ ]
3   SEC USE ONLY

4   Citizenship or Place of Organization                           Delaware


  NUMBER OF       5    Sole Voting Power                          1,769,776
    SHARES
BENEFICIALLY      6    Shared Voting Power                                0
OWNED BY EACH
  REPORTING       7    Sole Dispositive Power                     1,769,776
 PERSON WITH
                  8    Shared Dispositive Power                           0

9    Aggregate Amount Beneficially Owned by Each                  1,769,776
     Reporting Person

10   Check Box if the Aggregate Amount in Row (9) Excludes              [ ]
     Certain Shares

11   Percent of Class Represented by Amount in Row 9                   7.6%

12   Type of Reporting Person                                            IA

CUSIP No. 835460106                SCHEDULE 13G                 Page 3 of 7


1   Name of Reporting Person                      	   Joseph A. Jolson

    IRS Identification No. of Above Person                      	N/A

2   Check the Appropriate Box if a member of a Group                (a) [ ]

                                                                    (b) [ ]
3   SEC USE ONLY

4   Citizenship or Place of Organization                           	USA


  NUMBER OF       5    Sole Voting Power                          	N/A
    SHARES
BENEFICIALLY      6    Shared Voting Power                              N/A
OWNED BY EACH
  REPORTING       7    Sole Dispositive Power                     	N/A
 PERSON WITH
                  8    Shared Dispositive Power                         N/A

9    Aggregate Amount Beneficially Owned by Each                        N/A
     Reporting Person

10   Check Box if the Aggregate Amount in Row (9) Excludes              [ ]
     Certain Shares

11   Percent of Class Represented by Amount in Row 9                    N/A

12   Type of Reporting Person                                    Individual

CUSIP No. 835460106               SCHEDULE 13G                 Page 4 of 7


Item 1(a).  Name of Issuer:

              Sonic Solutions

Item 1(b).  Address of Issuer's Principal Executive Offices:

              101 Rowland Way, Suite 110
	      Novato, CA 94945

Item 2(a).  Names of Persons Filing:

              JMP Asset Management LLC; Joseph A. Jolson

Item 2(b).  Address of Principal Business Office or, if none, Residence:

              The business address of each of the reporting persons is 600 Montgomery Street, Suite 1100, San Francisco, CA 94111.

Item 2(c).  Citizenship:

              JMP - Delaware; Jolson - USA

Item 2(d).  Title of Class of Securities:

              Common Stock, $0.01 par value.

Item 2(e).  CUSIP Number:

              835460106

Item 3.     Type of Reporting Person.

              If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

              (a) [ ] Broker or dealer registered under section 15 of the Exchange Act.

              (b)  [ ] Bank as defined in section 3(a)(6) of the Exchang
                   Act.

              (c) [ ] Insurance company as defined in section 3(a)(19) of the Exchange Act.

              (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940.

              (e) [X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

              (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

CUSIP No. 835460106               SCHEDULE 13G                 Page 5 of 7


              (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

              (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

              (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 ;

              (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	    Ownership.

	      Reference is hereby made to Items 5-9 and 11 of page two (2) and page three (3) of this Schedule 13G, which Items are incorporated by reference herein.

              JMP Asset Management LLC is filing this Schedule 13G because, as the investment adviser of one or more investment partnerships and/or one or more client accounts that beneficially hold the securities reflected on Items 5-9 and 11 of the cover page of this Schedule 13G (the "Securities"), JMP Asset Management LLC has been granted the authority to dispose of and vote such Securities. The investment partnerships and/or client accounts have the right to receive (or the power to direct the receipt of) dividends received in connection with ownership of the Securities, and the proceeds from the sale of the Securities.

              Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual general partners, directors, executive officers, and/or shareholders of the foregoing entities might be deemed the "beneficial owners" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

Item 5.     Ownership of Five Percent or Less of a Class.

              This statement is being filed to report the fact that Joseph A. Jolson has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

              JMP Asset Management LLC is filing this Schedule 13G because, as the investment adviser of one or more investment partnerships and/or one or more client accounts that beneficially hold the securities reflected on Items 5-9 and 11 of the cover page of this Schedule 13G (the "Securities"), JMP Asset Management LLC has been granted the authority to dispose of and vote such Securities. The investment partnerships and/or client accounts have the right to receive (or the power to direct the receipt of) dividends

CUSIP No. 835460106                SCHEDULE 13G                 Page 6 of 7


received in connection with ownership of the Securities, and the proceeds from the sale of the Securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

              Not applicable.

Item 8.     Identification and Classification of Members of the Group.

              Not applicable.

Item 9.     Notice of Dissolution of Group.

              Not applicable.

Item 10.    Certification.

              By signing below, the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   Signature

              After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  January 31, 2005
                                   JMP ASSET MANAGEMENT LLC


                                   /s/ Joseph A. Jolson
                                   ----------------------------
                                   By: Joseph A. Jolson
                                   Its: Chief Executive Officer




                                   JOSEPH A. JOLSON


                                   /s/ Joseph A. Jolson
                                   ----------------------------
                                   Joseph A. Jolson

CUSIP No. 835460106               SCHEDULE 13G                  Page 7 of 7


                                   Exhibit A

                            JOINT FILING UNDERTAKING

        The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated:  January 31, 2005
                                   JMP ASSET MANAGEMENT LLC


                                   /s/ Joseph A. Jolson
                                   ----------------------------
                                   By: Joseph A. Jolson
                                   Its: Chief Executive Officer




                                   JOSEPH A. JOLSON


                                   /s/ Joseph A. Jolson
                                   ----------------------------
                                   Joseph A. Jolson